Ruth’s Hospitality Group, Inc.

500 International Parkway, Suite 100

Heathrow, FL 32746

(407) 333-7440 Main (407) 333-7442 Fax

May 18, 2009

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Ruth’s Hospitality Group, Inc.
Form 10-K for the fiscal year ended December 28, 2008 filed on March 13, 2009
Schedule 14A filed on April 9, 2009
File No. 000-51485

Dear Ms. Cvrkel:

On behalf of Ruth’s Hospitality Group, Inc. (the “Company”), this letter responds to the letter, dated April 28, 2009 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) to Robert M. Vincent, the Company’s Executive Vice-President and Chief Financial Officer, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008 and the Schedule 14A filed on April 9, 2009. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses (which are presented in italics), and correspond to the numbered paragraphs in the Comment Letter.

In responding to the comments herein, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 18, 2009

Form 10-K for the fiscal year ended December 28, 2008

Cover Page

1.	Please tell us why you have not checked the box indicating that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not included.

The box pursuant to Item 405 of Regulation S-K is not checked because the Company disclosed two delinquent filers in its proxy statement. The Company understands that the box is to be checked only if the issuer is not making any disclosure about delinquent insiders under Item 405 in the Form 10-K and does not expect to make any such disclosures in its annual proxy statement.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Fiscal Year 2008 Compared to Fiscal Year 2007, page 29

2.	We note your disclosure that the increase in marketing and advertising expense in 2008 was primarily due to value promotions introduced during the second half of 2008 aimed at improving guest traffic. Please explain to us, and disclose in the notes to the financial statements in future filings, the nature of these value promotions and explain how you account for them in your financial statements. If the amount of these promotions is material, please disclose the amount in the notes to the financial statements. Please refer to EITF 01-09 for guidance.

The Company purchased print advertising in USA Today, as well as local radio advertising promoting its “Summer Celebration,” where two guests could purchase a fixed price meal for $89.00. This advertising was expensed as incurred, and is included in marketing and advertising expense. The Company also confirms that it has disclosed the nature of these value promotions and explained how the promotions are accounted for in footnote (12) Marketing and Advertising Expense in its Form 10-Q for the fiscal quarter ended March 29, 2009 filed on May 8, 2009, and will continue to do so in its future filings.

Potential Fluctuations in Quarterly Results and Seasonality, page 34

3.	We note that in your table of summary quarterly results of operations for fiscal 2007 and 2008, you present the measure “operating margin” which excludes losses on impairment, restructuring expenses, and loss on disposal of property and equipment. In light of the fact that this measure excludes operating expenses which are included in operating income, we believe that “operating margin” as presented on page 34 is a non-GAAP financial measure. Please revise future filings to include loss on impairment, restructuring expenses and loss on the disposal of property and equipment as components of operating margin or alternatively, you should refer to this presentation of operating margin as a non-GAAP financial measure and comply with the requirements and disclosures in Item 10(e) of Regulation SK. Your current presentation is confusing to investors and not considered appropriate.

The Company confirms that it will include loss on impairment, restructuring expenses and loss on the disposal of property and equipment as components of operating margin / income in its future filings.

United States Securities and Exchange Commission

May 18, 2009

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, page 38

4.	We note from the discussion included on page 38 of MD&A that the Company recognized a loss on impairment of long-lived assets in the amount of $32.1 million during the quarter ended December 31, 2008. We also note that these charges related to the full impairment of fixtures and equipment and leasehold improvements at one Mitchell’s Steakhouse, two Mitchell’s Fish Market locations, three company-owned Ruth’s Chris Steak House restaurants and the Millwork shop located in Sanford, Florida and partial losses on impairment of fixtures, equipment and leasehold improvements at one Mitchell’s Fish Market location, two company-owned Ruth’s Chris Steak House restaurants and the Company’s corporate office building in Heathrow, Florida. With regards to these impairment charges, please tell us and revise future filings to indicate whether the charges recognized related to assets to be held and used or assets to be disposed of. If the charges relate to assets to be disposed of, please explain why the assets have not been presented as held for sale in the Company’s December 31, 2008 balance sheet in accordance with paragraph 46 of SFAS No. 144. Also, please ensure that the notes to your financial statements include all of the disclosures required by paragraphs 26 and 47 of SFAS No. 144, as applicable.

The Company’s corporate office building was the only impaired asset held for sale as of December 28, 2008. The Company acknowledges that the presentation of this asset should have been within current assets rather than in property and equipment. As a result, the Company presented the corporate office building in assets held for sale on the condensed consolidated balance sheet in its Form 10-Q for the fiscal quarter ended March 29, 2009 filed on May 8, 2009, and made the proper disclosures under SFAS No. 144 in footnote (11) Long-Lived Assets Held for Sale in the same Form 10-Q. The Company also confirms that it will continue to report assets held for sale under current assets in its future filings.

Consolidated Statements of Income (Loss), page F-4

5.	We note that during 2007 you had a gain on recovery of costs from hurricane and relocation. Please explain to us how you calculated or determined the amount recorded as a gain on the statements of income. Please include in your response any cash proceeds received in fiscal 2007.

United States Securities and Exchange Commission

May 18, 2009

The Company calculated the $3,478 gain (in thousands) on hurricane and relocation costs as $3,740 of insurance proceeds received less $262 in employee relocation and professional fees resulting from losses related to Hurricane Katrina.

Notes to the Financial Statements

General

6.	We note that you have a large number of franchised restaurants which has fluctuated during the time periods included in your Form 10-K. In future filings, please disclose the number of (a) franchises sold, (b) franchises purchased during the period, (c) franchised outlets in operation, and (d) franchisor-owned outlets in operation for each period for which financial statements are presented. Also, please disclose the amount of initial franchise fees recorded in revenue or the relative contribution of initial franchise fees to net income if the amounts are significant. See paragraph 23 of SFAS No. 45.

The Company has disclosed the number of franchises sold, franchises purchased during the period, and the breakout of franchise income (to show the initial franchise fees recorded) in footnote (13) Franchise Income, in its Form 10-Q for the fiscal quarter ended March 29, 2009 filed on May 8, 2009. The Company has also disclosed the change in franchised outlets in operation under the Overview section of Management’s Discussion and Analysis in the same Form 10-Q. In addition, the Company confirms that it will continue to report this information in its future filings.

Note 5. Long Term Debt, page F-14

7.	We note your disclosure that on February 26, 2009 you amended your credit agreement which reduced the revolving loan commitment, changed certain covenants and increased the applicable interest rates. Please tell us how you accounted for this change under EITF 98-14 and specifically tell us how you accounted for any unamortized deferred costs at the time of the amendment.

Effective February 26, 2009, the Company wrote off $393(in thousands) in unamortized deferred costs relating to the old agreement in proportion to the decrease in total borrowing capacity from $250.0 million to $175.0 million, as noted in footnote (4) Long-term Debt and in the Interest Expense section under Management’s Discussion and Analysis in its Form 10-Q for the fiscal quarter ended March 29, 2009 filed on May 8, 2009.

8.	We note from your disclosure on page 17 that your senior credit agreement contains a number of restrictive covenants, including a limitation on your ability to pay dividends. Please revise future filings to include disclosure of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien. See paragraphs 18-19 of SFAS No. 5 and Rule 4-08(e) of Regulation S-X.

United States Securities and Exchange Commission

May 18, 2009

The Company has disclosed the material restrictive covenants under its amended credit agreement in footnote (4) Long-term Debt in its Form 10-Q for the fiscal quarter ended March 29, 2009 filed on May 8, 2009, and will continue to include this information in its future filings.

Note 10. Acquisitions, page F-19

9.	We note your disclosure that you allocated a significant portion of the purchase price from the Mitchell’s acquisition to trademarks, an indefinite lived asset. Please tell us how you calculated or determined the amount allocated to trademarks and explain to us why you believe it is appropriate to assign that intangible asset an indefinite life. Please include in your response all significant assumptions used in the valuation. Additionally, please tell us why you believe the amount of the trademark asset remaining on the balance sheet at December 28, 2008 (after the impairment charge) is realizable.

The Company used the relief-from-royalty method to estimate the fair value of the Mitchell’s trademarks. The relief-from royalty method provided an estimate of the fair value of the trademarks based on the present value of the projected cost savings attributable to the ownership of the asset. This method is based on the theory that the owner of the intangible asset is relieved of paying a royalty or license fee for the use of the trademark. The method includes the following assumptions: (a) projected sales from products or services attributable to the trademark, (b) a reasonable market royalty rate that would otherwise be charged by a licensor of the trademark to a licensee of the trademark, and (c) an appropriate discount rate to reflect the risk of achieving the projected royalty savings attributable to the trademark.

The Mitchell’s trademarks are deemed to have indefinite useful lives as they are expected to contribute revenues and cash flows indefinitely. Sales for the Mitchell’s acquired restaurants for the first quarter of 2009 were consistent with expectations used in the fair value calculation on December 28, 2008. As a result, the Company expects the remaining trademark asset balance as of December 28, 2008 to be realizable.

Note 12. Leases, page F-22

10.	We note from the statement of cash flows that in the year ended December 28, 2008, you received $17 million in cash from a sale-leaseback transaction. Please provide us with, and disclose in future filings, a description of the terms of the sale-leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in your continuing involvement. See paragraph 17 of SFAS No. 98. Also, please tell us how you accounted for the sale-leaseback, including the calculation and presentation of any gain or loss.

On September 17, 2008, the Company completed a sale of five restaurant properties to Sovereign Investment Company for $17.6 million. Concurrent with the sales transaction, the Company entered into agreements to lease the properties back for initial terms of 12 to 20 years, along with two five-year options. This sale-leaseback transaction involving real estate does not provide for any continuing involvement other than a normal lease whereby the Company intends to actively use the property during the lease term.

United States Securities and Exchange Commission

May 18, 2009

Each restaurant’s sales proceeds, net of closing fees, were compared to the net book value of land and building. The resulting losses calculated on the sale-leaseback were expensed immediately, while gains were deferred and are being amortized to rent expense over the respective lease terms.

The Company confirms that it will disclose the terms of any sale-leaseback transactions in its future filings.

Note 15. Supplemental Consolidated Financial Statement Information

(c) Accounts Payable and Accrued Expenses, page F-24

11.	We note that accounts payable and other accrued expenses represents 27% of the current liabilities on the balance sheet as of December 28, 2008. Please revise future filings to separately disclose any item in excess of 5 percent of total current liabilities. See Rule 5-02.20 of Regulation S-X.

The Company has separately disclosed the items in excess of 5% of total current liabilities on the condensed consolidated balance sheet in its Form 10-Q for the fiscal quarter ended March 29, 2009 filed on May 8, 2009, and will continue to do so in its future filings.

Note 17. Restructuring, page F-26

12.	We note your disclosure that during 2008 you wrote-off $1.7 million of capitalized development costs related to six restaurants for which the decision was made to forego the opening. Please tell us, and disclose in future filings, your accounting policy for capitalizing development costs, including the nature of any costs that you have capitalized on the balance sheet as of December 28, 2008 and December 30, 2007.

The Company announced that no new company-owned restaurants will be developed in 2009 after the opening of the Ruth’s Chris Steak House in South Barrington, Illinois, in the fourth quarter of 2008. As a result, the Company’s Development, Real Estate and Construction departments were eliminated at that time. Based on the lack of development in 2009, the Company believes that disclosure of the policy of capitalization of such costs in the 2009 filings may be misleading to the reader of its financial statements. However, if the Company begins engaging in more development in the future, it will disclose its policy of capitalization of such costs.

The Company capitalized those internal department costs directly related to the site selection and development of company-owned Ruth’s Chris Steak House restaurants. The Company accumulated project costs in its construction-in-progress account until the restaurant opened. At that time, the costs accumulated to date were reclassified to property and equipment and depreciated according to the Company’s depreciation policies. The Company capitalized such costs in developing eight restaurants in 2007 and five restaurants in 2008.

United States Securities and Exchange Commission

May 18, 2009

Exhibit Index

13.	We note that you have filed Exhibit 10.28 with the Form 10-K and incorporated by reference Exhibits 10.26 and 10.27. These filings do not include all of the schedules and exhibits listed in the table of contents of the agreements. All agreements must be filed in full and include all schedules and exhibits. Please amend your Form 10-K to file the entire agreements, including all exhibits and schedules. Refer to Item 601(b)(10) of Regulation S-X.

The Company will amend its 2008 10-K to include all of the schedules and exhibits listed in Exhibit 10.26, Exhibit 10.27, and Exhibit 10.28.

Schedule 14A filed on April 9, 2009

Compensation Discussion and Analysis, page 19

14.	We note on page 22 of your use of performance targets in determining bonus payments to your named executive officers. Please confirm that in future filings you will quantify all performance targets, including EBITDA, under your bonus program that must be achieved in order for your named executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

The Company confirms that it will quantify in future filings the performance targets that were or were not achieved in the Company’s named executive officers incentive compensation calculation.

*    *    *    *

United States Securities and Exchange Commission

May 18, 2009

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (407) 333-7440.

Sincerely,

/s/ Robert M. Vincent
Robert M. Vincent Executive Vice-President and Chief Financial Officer